Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

August 31, 2010

Elbit Vision Systems Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

August 31, 2010

Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on August 31, 2010, at 11:00 a.m. for the following purposes:

1.	To elect four (4) directors for the coming year.

2.	To elect Ms. Orit Stav for a three-year term as an external director.

3.	To re-elect Mr. Amos Uzani as an external director for an additional three-year term, commencing from the termination of the initial three-year term as of December 11, 2010.

4.
To  ratify the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent public accountants for the year ending December 31, 2009, and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the Company’s independent public accountants in accordance with the volume and nature of their services.

To receive the Company’s Consolidated Balance Sheet at December 31, 2009, and the Consolidated Statement of the Income for the year then ended.

Following the delivery to our shareholders of the Company’s Consolidated Balance Sheet at December 31, 2009 and the Consolidated Statement of Income for the year then ended, and assuming the vote on Proposal 2 is approved, the Meeting will be adjourned until 5:00 P.M. on the same day (namely, August 31, 2010) (the “Same Day Adjournment”). During the adjournment, our audit committee and board of directors will meet to discuss and vote on Proposals 5, 6, 7 and 8 below. Should our audit committee and board of directors approve any of such Proposals, the Meeting shall be reconvened and the polls for voting on such approved Proposals, shall be opened. Should our audit committee and/or board of directors fail to approve any of the Proposals, the meeting shall be immediately closed and the Proposals shall not be voted upon.

5.	To approve the terms of a consulting agreement, between the Company and Cyloes Ltd., a company wholly owned by Sam Cohen.

6.	To approve the terms of a consulting agreement between the Company and Yaron Financial Services Ltd., a company wholly owned by Yaron Menashe.

7.	To approve certain remuneration terms to each of David Hanuka and Yaky Yanay, for their service as directors of the Company.

8.	To approve the grant of options to purchase ordinary shares of the Company to the external directors.

Shareholders of record at the close of business on July 30, 2010 will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

  Elbit Vision Systems Limited

Date:  August 4, 2010

PROXY STATEMENT
_________

ELBIT VISION SYSTEMS LTD.
Bareket 7, Industrial Park Caesarea
P.O.B 3047, Caesarea, Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 31, 2010

The enclosed proxy is being solicited by our Board of Directors (the "Board") for use at our annual general meeting of shareholders (the “Meeting”) to be held on August 31, 2010, or at any adjournment thereof.  The record date for determining which of our shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of business on July 30, 2010. On that date, we had outstanding and entitled to vote 69,652,779 of our ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) each (the “Ordinary Shares”).

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 5, 2010. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against the proposals or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., Bareket 7, Industrial Park Caesarea, P.O.B 3047, Caesarea, Israel.

Each ordinary share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to September 7, 2010, at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present in person or by proxy, shall constitute a quorum.

Each of proposals 1, 4, 7 and 8 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal.

Each of proposals 2 and 3 to be presented at the Meeting requires the affirmative vote of shareholders present, in person or by proxy, and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law 1999 (the “Companies Law”), the approval of each proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all of our voting power.

Each of proposals 5 and 6 requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of those shareholders who do not have a "Personal Interest," (as defined below) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by those shareholders who do not have a "Personal Interest" does not exceed 1% of all the voting power in the Company.

A “Personal Interest” of a shareholder in the approval of each of Proposal 5 and 6, (i) includes the personal interest in the proposal of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

PRINCIPAL SHAREHOLDERS

The following table and notes set forth information, as of July 31, 2010, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Sam Cohen (1)(2) (4)	21,586,149	28.83%
Yaron Menashe (1)(3)(4)	21,621,898	28.87%
All directors and officers as a group (5)	43,375,566	54.02%

The percentages in this table are based on 69,652,779 ordinary shares currently issued and outstanding plus options exercisable within 60 days.

(1)           In connection with the company's debt restructuring with its two banks, all of the ordinary shares and warrants held by M.S.N.D. Real Estate Holdings Ltd. ("Mivtach"), previously our largest shareholder, were transferred in equal portions to Messrs. Cohen and Menashe. As of July 31, 2010, Mivtach does not hold any shares or warrants in the company.

(2)           Includes 5,166,496 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 51,250 ordinary shares issuable upon the exercise of an option exercisable within 60 days.

(3)           Includes 5,166,495 ordinary shares issuable upon the exercise of a warrant exercisable within 60-days and 87,000 ordinary shares issuable upon the exercise of an option exercisable within 60 days

(4)           Neither Mr. Sam Cohen nor Mr. Yaron Menashe are party to any voting agreement with respect to their share holdings in the company.

                (5)            Includes all of the shares deemed as beneficially owned by Mr. Cohen and Mr. Menashe and options currently exercisable by directors and officers within 60 days.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

Our Board has designated the persons named below for election to serve until the next Annual General Meeting of our shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director Age	Principal Occupation

Sam Cohen 43
joined the Company in 2003 and has served as our Chief Executive Officer since 2010. Mr. Cohen was elected to our Board to fill a vacancy in June 2010.   In 1993, Mr. Cohen was a key figure in the establishment of our U.S. subsidiary where he served as Operations Manager, Technical Director, Regional Sales Manager and Senior Marketing Manager.  Prior to joining the Company, Mr. Cohen served as VP of Sales and Marketing at OptiTex, a company specializing in innovative 2D and 3D CAD/CAM fashion design software. Mr. Cohen has held R&D roles in several Israeli companies, including Play-Tech and Romtech.  Mr. Cohen holds a B.A. in Business Administration from Southern Wesleyan University, USA.

Yaron Menashe 34
Mr. Menashe was elected to our Board to fill a vacancy in June 2010.  He has served as our Chief Financial Officer since December 2006, and from 2003 until 2006, Mr. Menashe served as our financial controller. Between the years 2000 and 2003, Mr. Menashe worked as a senior auditor at KPMG. Mr. Menashe holds a bachelor's degree in economics and accounting from the Haifa University, Israel and is a Certified Public Accountant in Israel.

Yaky Yanay 40
was elected to fill a vacancy on our Board in July 2010. Since 2006, Mr. Yanay has served as the chief financial officer of Pluristem Therapeutics, Inc. (NasdaqCM: PSTI). From 2002 until 2006, Mr. Yanay served as the Company's chief financial officer. From 1999 until 2002, Mr. Yanay worked as a manager at Ernst &Young Israel.. Mr. Yanay holds a Bachelor of Business Administration and Accounting from the College of Management, in Israel and he is a Certified Public Accountant in Israel

David Hanuka 41
was elected to fill a vacancy on our Board in July 2010. From 2006 until 2009, Mr. Hanuka served as the VP, Research and Development of Vision Sciences, Inc. (NasdaqCM: VSCI), a company specializing in the development and manufacture of video endoscope medical devices using imaging technology. From 2003 until 2006, Mr. Hanuka was engaged by CByond Ltd., as its chief operations officer and research and development project manager. From 2000 until 2003, Mr. Hanuka served as research and development project manager and systems engineer at 3DV Systems Ltd. From 1987 until 2000, Mr. Hanuka served in the Israeli navy in various posts, including as a combat ship commander and research and development projects leader. Mr. Hanuka holds a Bachelor of Science degree from Ben-Gurion University and an MBA from the University of Haifa.

Our articles of association specify that the number of directors will be at least two but not more than nine.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: that the election of Messrs. Sam Cohen, Yaron Menashe, Yaky Yanay and David Hanuka to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

The election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

APPOINTMENT OF MS. ORIT STAV FOR A THREE-YEAR TERM AS EXTERNAL DIRECTOR

The Companies Law requires Israeli public companies to appoint no less than two external directors to its board of directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are as set forth in the Companies Law.

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

The initial term of an external director is three years and may be extended for at least one additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Our Board has nominated Ms. Orit Stav to serve for a period of three years. If elected, she will receive the fixed remuneration amounts set forth in the regulations promulgated under the Companies Law (Companies Law Regulations (Rules Relating to the Compensation and Reimbursement of External Directors) – 2000, for both annual fees and for participation in meetings of the Board and its committees.

Set forth below is certain information concerning Ms. Orit Stav:

Orit Stav currently serves on the board of directors of several companies, including Aran research & Development Ltd., Z.B.I Ltd., Priortech Ltd. From 2006 until 2009, Ms. Stav served as the manager of the Israel office of Siemens Venture Capital ("SVC"), the venture capital arm of Siemens AG, during which time she represented the fund in all of its investment activities in Israel. From 1998 until 2005, Ms Stav served as an investment partner at Platinum Neurone Ventures, an Israeli venture capital fund, specializing in investments in the later-stage and growth-stage companies in the fields of Communications, Information Technology, Semiconductors and Medical Devices. Ms. Stav holds a bachelor's degree in Economics and Management from the University of Tel Aviv and an MBA from the University of Hertfordshire, UK.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to elect Ms. Orit Stav as an external director of the Company for a three-year term upon the fixed remuneration terms provided under applicable law.”

Approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) the said majority include at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israeli Securities Law) who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

The Board recommends that the shareholders vote “FOR” the election of Ms. Stav as an external director of the Company for a three-year term.”

Mr. Amos Uzani currently serves as our external director. The term of Mr. Uzani will conclude on December 10, 2010.

The Company’s Board has nominated Ms. Stav, to serve for a period of three years. If elected, she will receive fixed remuneration, both annual fees and for participation in meetings of the Board and its committees, in the amount prescribed by Israeli law, which is the same remuneration we provide to Mr. Uzani for his services as our external director.

PROPOSAL 3 OF THE MEETING

EXTEND THE APPOINTMENT OF MR. AMOS UZANI AS AN EXTERNAL
DIRECTOR FOR AN ADDITIONAL THREE-YEAR TERM

Our Board has nominated Mr. Amos Uzani to serve for an additional period of three years, commencing from the date of the termination of his current term, being December 11, 2010. If re-elected, he will receive the fixed remuneration amounts set forth in the regulations promulgated under the Companies Law (Companies Law Regulations (Rules Relating to the Compensation and Reimbursement of External Directors) – 2000, for both annual fees and for participation in meetings of the Board and its committees. If re-appointed, Mr. Amos Uzani's current term will conclude on December 11, 2013.

For more information relating to the legal requirements applicable to an external director, please refer to the opening paragraphs of Proposal 2 above. Set forth below is certain information concerning Mr. Uzani.

Amos Uzani was elected to serve as our external director in December 2007. Mr. Uzani served as an attorney at the Haifa’s District Attorney’s Office from 1981-1983. From 1983 and until 1989 he practiced as an attorney. From 1989-1992 Mr. Uzani served as Internal Controller (VP) and from 1992-1996 as VP of Human Resources, both at the Israel Ports and Railways Authority. From 1996 and until December 2001 Mr. Uzani served as chief executive officer of Israel Railways Corporation and as Vice President of the Israel Ports and Railways Authority. Between 2002 and 2004 Mr. Uzani served as chief executive officer of IRS Corporation, a company wholly owned at the time by Mr. Uzani, specializing in handling projects and initiatives in the fields of transportation infrastructure and railway equipment. As of 2005, Mr. Uzani is acting President of Haifa Port. From 1986 Mr. Uzani served as director for the Industrial Buildings Corporation, until its privatization in 1992. From 2006, Mr. Uzani has been serving as an external director for Emilia Group (TASE: EMDV), a company publicly traded on the Tel Aviv Stock Exchange. Mr. Uzani holds a law degree from Bar-Ilan University (Israel), an Executive M.B.A. from Tel-Aviv University (Israel) and is a member of the Israeli Bar.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED to re-elect Mr. Amos Uzani as an external director of the Company for an additional three-year term, commencing from the date of the termination of his current term, being December 11, 2010, upon the fixed remuneration terms provided under applicable law.”

Approval of the above resolution requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) the said majority include at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israeli Securities Law) who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

The Board of Directors recommends that the shareholders vote “FOR” the re-election of Mr. Uzani as an external director of the Company for an additional three-year term.

PROPOSAL 4 OF THE MEETING

RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the independent public accountants of the Company for the year ending December 31, 2009.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2009, and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby ratified.

Ratification of the appointment of Brightman Almagor & Co. as the Company’s independent public accountants requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board recommends that the shareholders vote "FOR" the ratification of Brightman Almagor & Co. as the independent public accountants of the Company.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
 DECEMBER 31, 2009 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet at December 31, 2009 and the Consolidated Statement of Income for the year then ended.

FOLLOWING THE DELIVERY TO OUR SHAREHOLDERS OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2009 AND THE CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED, AND ASSUMING THE VOTE ON PROPOSAL 2 IS APPROVED, THE MEETING WILL BE ADJOURNED UNTIL 5:00 P.M. ON THE SAME DAY (NAMELY, AUGUST 31, 2010). DURING THE ADJOURNMENT, OUR AUDIT COMMITTEE AND BOARD OF DIRECTORS WILL MEET TO DISCUSS AND VOTE ON PROPOSALS 5, 6, 7 AND 8 BELOW. SHOULD OUR AUDIT COMMITTEE AND BOARD OF DIRECTORS APPROVE ANY OF SUCH PROPOSALS, THE MEETING SHALL BE RECONVENED AND THE POLLS FOR VOTING ON SUCH APPROVED PROPOSALS, SHALL BE OPENED. SHOULD OUR AUDIT COMMITTEE AND/OR BOARD OF DIRECTORS FAIL TO APPROVE ANY OF THE PROPOSALS, THE MEETING SHALL BE IMMEDIATELY CLOSED AND THE PROPOSALS SHALL NOT BE VOTED UPON.

PROPOSAL 5 OF THE MEETING

APPROVAL OF TERMS OF CONSULTING AGREEMENT WITH CYLOES LTD.

Pursuant to the Companies Law a transaction with a controlling shareholder requires the approval of a company's audit committee, board of directors and shareholders, in that order. Each of our audit committee (the "Audit Committee") and Board have approved the terms of a certain consulting agreement, between us and Cyloes Ltd., an Israeli company which is wholly owned by Sam Cohen, a controlling shareholder and a member of our board of directors. Pursuant to the consulting agreement we will engage Cyloes Ltd., commencing June 1, 2010, as an independent contractor in order to retain the chief executive officer services of Sam Cohen, upon the following principle terms: (i) a monthly fee of NIS 50,000 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached hereto as Annex 1.

In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve a certain consulting agreement between the Company and Cyloes Ltd., for the services of Mr. Sam Cohen in accordance with the terms described in Annex 1 to the Proxy Statement circulated in connection with the Meeting.

Mr. Sam Cohen is deemed to be a controlling shareholder as defined in the Law. As such, the approval of the terms of the consulting agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the proposal must be approved by either:

•
the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined below), or

•
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined below), does not exceed 1% of all the voting power in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a "Personal Interest" (as defined below) in connection with this Proposal 5 as a condition for his, her or its vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a "Personal Interest" (as defined below) with respect to this Proposal 5, his or her vote with respect to this Proposal 5 will be disqualified.

A “Personal Interest” of a shareholder in the approval of Proposal 5, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

PROPOSAL 6 OF THE MEETING

APPROVAL OF TERMS OF CONSULTING AGREEMENT WITH YARON FINANCIAL SERVICES LTD.

Pursuant to the Companies Law, a transaction with a controlling shareholder requires the approval of a company's audit committee, board of directors and shareholders, in that order. Each of our Audit Committee and Board have approved the terms of a certain consulting agreement, between us and Yaron Financial Services Ltd., an Israeli company which is wholly owned by Yaron Menashe, a controlling shareholder and a member of our board of directors. Pursuant to the consulting agreement we will engage Yaron Financial Services Ltd., commencing June 1, 2010, as an independent contractor in order to retain the chief financial officer services of Yaron Menashe, upon the following principle terms: (i) a monthly fee of NIS 43,000 plus Israeli Value Added Tax, (ii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iii) a car and mobile phone provided for the purpose of fulfilling the consulting services. A copy of the agreement is attached hereto as Annex 2.

In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve and ratify that certain consulting agreement between the Company and Yaron Financial Services Ltd., for the services of Mr. Yaron Menashe in accordance with the terms described in Annex 2 to the Proxy Statement circulated in connection with the Meeting.

Mr. Yaron Menashe is deemed to be a controlling shareholder as defined in the Law. As such, the approval of the terms of the consulting agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Companies Law, and consequently the proposal must be approved by either:

•
the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a "Personal Interest" (as defined below), or

•
the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a "Personal Interest" (as defined below), does not exceed 1% of all the voting power in the Company.

       Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a "Personal Interest" (as defined below) in connection with this Proposal 6 as a condition for his, her or its vote to be counted with respect to this Proposal 6. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a "Personal Interest" (as defined below) with respect to this Proposal 6, his or her vote with respect to this Proposal 6 will be disqualified.

A “Personal Interest” of a shareholder in the approval of Proposal 6, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

PROPOSAL 7

APPROVAL OF REMUNERATION TERMS FOR OUR DIRECTORS YAKY YANAY AND DAVID HANUKA

Pursuant to the Law, an agreement involving compensation of members of a company's board of directors require the approval of its audit committee, board of directors and shareholders, in that order. Each of our Audit Committee and Board have approved that each of Messrs. Yanay and Hanuka, shall receive identical remuneration terms to those of our external director, Ms. Orit Stav, namely, the fixed remuneration amounts for both annual fees and for participation in meetings of the board of directors and its committees, set forth in the regulations promulgated under the Companies Law (Companies Law Regulations (Rules Relating to the Compensation and Reimbursement of External Directors) – 2000. Additionally, our Audit Committee and Board approved the grant to each of Messrs. Yanay and Hanuka options to purchase 170,000 ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of grant. The options shall vest in equal portions each quarter for three years, for as long as Mr Yanay or Mr Hanuka, as applicable, continues to serve as a director on our Board, and shall be subject to the Company’s Employee Option Plan (2006).

In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to approve the payment to each of Messrs. Yanay and Hanuka the fixed remuneration terms set forth in the Regulations promulgated under the Companies Law, for both annual fees and participation in meetings of the board of directors and its committees; and the grant to each of options to purchase 170,000 ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of grant, which options shall vest in equal portions each quarter for three years, for as long as Mr Yanay or Mr Hanuka, as applicable, continues to serve as a director on our Board and shall be subject to the Company’s Employee Option Plan (2006).

Approval of the remuneration terms of each of Messrs. Yanay and Hanuka, requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 8

GRANT OF OPTIONS TO EXTERNAL DIRECTORS

Under the regulations promulgated under the Companies Law, where all or part of an external director's remuneration includes the grant of options, the number of options must be equal among the external directors and must be at least the same as the option grants made to other directors (who are neither controlling shareholders nor external directors). Furthermore, a company is prohibited from revising the remuneration terms of an external director, during the term of service of such director, unless such revision is made upon the appointment of a new external director and it is an improvement on the director's existing terms. Consequently, our Audit Committee and Board has resolved, subject to shareholder approval, as follows:

1.
To grant Ms. Orit Stav, subject to the approval of Proposal 7, options to purchase 170,000 ordinary shares of the Company, which shall be exercisable at a price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board in the United States, at the date of grant, and shall vest in equal portions each quarter for three years, for so long as Ms. Stav continues to serve as an external director Company.

2.
To grant Mr. Amos Uzani, subject to the approval of Proposal 7, options to purchase 140,000 ordinary shares of the Company (in addition to the existing options to purchase 30,000 ordinary shares granted to Mr. Uzani upon his initial appointment as an external director in 2007), which shall vest in full on September 11, 2010, provided that Mr. Uzani is serving as an external director of the Company at such time.

The options shall be subject to the Company’s Employee Option Plan (2006), and the remaining terms and conditions of such options shall be as is customary for grants to non-executive directors.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED (i) subject to the approval of Proposal 7, to grant Ms. Orit Stav options to purchase 170,000 ordinary shares of the Company, at an exercise price equal to the closing price of the Company’s ordinary shares on the Over the Counter Bulletin Board at the date of grant, which shall vest in equal portions quarterly for three years, for so long as Ms. Stav continues to serve as an external director of the Company, and shall be subject to the Company’s Employee Option Plan (2006); and (ii) subject to the approval of Proposal 7, to grant Mr. Amos Uzani, options to purchase 140,000 ordinary shares of the Company, which shall vest in full on September 11, 2010, provided that Mr. Uzani is serving as an external director of the Company at such time and which shall be subject to the Company’s Employee Option Plan (2006).

Approval of the resolution requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

_____________________________

By Order of the Board of Directors
_____________________________
Date: August 4, 2010

Annex 1

CONSULTING AGREEMENT

This Agreement is entered into as of this ___ day of ______, 2010, by and between Elbit Vision Systems Ltd., company number 52-0042854, a company organized under the laws of the State of Israel (the "Company") and  Cyloes Ltd. (the "Consultant").

Whereas, the Company desires to engage the Consultant as an independent contractor in order to retain the services of Shmuel Cohen, an individual, Israeli I.D. number 022734602 (the "Individual"), to provide services to the company as the Chief Executive Officer of the Company and its subsidiaries (the “Services”) to the Company, and the Consultant wishes to furnish such Services, on the terms and conditions set forth herein.

Now, Therefore, the parties agree as follows:

   1.         Provision of Services.

   1.1      Provision of Services in accordance with the terms of this Agreement shall commence as of the Effective Date (as defined below), and shall continue in force  unless otherwise terminated, by either party, in accordance with the terms set forth in Section 4 of this agreement.

   1.2       Scope of Services.  The Consultant undertakes that the Individual shall provide the Services to the Company in compliance with the directives of, and under the supervision of, the Board of Directors of the Company. The Consultant agrees to devote the requisite level of attention to the business and affairs of the Company in order to discharge the responsibilities assigned to the Consultant hereunder.

                                           1.3       Independent Contractor Status.  The Company and the Consultant agree that the Consultant is an “independent contractor” and that except as otherwise stated in this Agreement, the Company shall have no right to control or direct the manner in which Consultant performs its duties and services under this Agreement.  The Consultant understands and agrees that except as specifically provided in this Agreement, the Company does not grant to the Consultant the right or authority to make or give any agreement, statement, representation, warranty or other commitment, or to create any obligation of any kind, on behalf of the Company.  This Agreement shall not be construed to create any relationship of employment, association, partnership or joint venture between the Company and the Consultant, nor shall it be construed to create any relationship other than that of principal and independent contractor between the Company and the Consultant.  The Consultant is not an employee of the Company, and the Company shall not be obligated to treat the Consultant as an employee.

                                           1.4        Indemnity.  It is agreed between the parties that should it be held by any competent judicial authority, that the relationship between the Consultant or any of its employees or consultants, including the Individual, and the Company in respect of the Services provided pursuant to this Agreement is one of employer and employee; and/or in the event that the Company shall be demanded and/or obligated, to pay the Consultant, any of its employees or consultants, including the Individual, or any third party, any amount, or give the Consultant or any third party any right, deriving from the existence of employer-employee relationship between the Consultant or any of its consultants and employees and the Company; the following provisions shall apply:

(i)        Retroactively, from the Effective Date and in lieu of the Consulting Fee (as defined hereinafter), Consultant or any such employees or consultants, collectively shall be deemed to have been entitled only to a gross monthly salary (including for all over-time hours, if relevant) in an amount equal to 70% of the Consulting Fee (if entitled). Consultant will immediately return to the Company any amount paid to him beyond the above 70% consideration. Any entitlements as an employee (if at all), will be calculated on the base of a salary equal to the above 70% consideration; and

(ii)        The Company shall be entitled to set off from the amounts due to the Consultant pursuant to this Agreement and/or in accordance with any other source, the amounts which the Consultant is liable to refund to it pursuant to Section 1.4(i) above or in accordance with any other source; and

(iii)       The Consultant shall indemnify the Company for any and all costs, liabilities and expenses it may have in connection with such demand and/or obligation, including the economical value of such right and including legal expenses.

2.          Remuneration.

2.1       In consideration for the provision of the Services and in reliance upon the undertaking provided by the Individual herein, the Consultant shall be entitled to remuneration in the following manner:

(i)    The Company shall pay the Consultant a gross monthly sum of NIS 50,000, plus Value Added Tax thereon (the “Consulting Fee”).

(ii)   All payments of the Consulting Fee shall be paid to the Consultant on the 9th day of each month, upon receipt of an invoice from the Consultant.

(iii) In addition, the Consultant shall provide the Individual with the use of a car (class 4), a cellular telephone and a subscription to one daily financial newspaper, with all expenses in connection thereof to be reimbursed to the Consultant by the Company.

 2.2       Taxes and Indemnification.  The Consulting Fee is inclusive of all taxes and shall be paid against provision of a valid value-added tax receipt.  The Consultant hereby undertakes to indemnify and hold harmless the Company against and in respect of any taxes or other fees, which the Company may be required to pay to government authorities on behalf of Consultant as a result of the relationship of the parties hereunder, including without limitation, Income Tax, National Insurance and Health Insurance contributions.

3.       Expenses.  The Consultant shall be entitled to receive prompt reimbursement of all direct expenses reasonably incurred by him in connection with the performance of the services hereunder; provided, however, that (a) such expenses have been previously approved in writing by the Board of Directors of the Company or its designee; (b) the Consultant has submitted, in writing, an expense report for the same, together with written receipts, which have been approved by the Chairman or his designee, (each, an “Expense Report”); (c) the Expense Report has been submitted within fifteen (15) days of the incurrence of the expenses; and (d) where expenses have been incurred by means of installment payments or on credit, Consultant shall not be reimbursed for such expenses until he has actually paid them, i.e., his account has been debited for each installment.  Consultant hereby acknowledges that once reimbursement has been received for goods purchased by Consultant on behalf of the Company, such goods shall become the sole property of the Company.

4.          Term and Termination

4.1       This Agreement shall come into force upon its approval by the shareholders of the Company and its term shall at such time be considered to commence on June 1, 2010 (the “Effective Date”).

4.2       Either party may terminate this Agreement, provided that no less than ninety (90) days written notice is given, during which the Consultant shall be entitled to full payment of the applicable portion of the Consulting Fee.

4.3       In the event that this Agreement is terminated due to the breach of one of its provisions, the Company may terminate this Agreement immediately and shall be entitled to withhold the remuneration set forth herein.

            5.         Confidentiality.

5.1       Proprietary Information.  The Consultant recognizes and acknowledges that the designs, inventions, improvements, business information, customer lists, business strategy, financial information, trade secrets, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or its subsidiaries uses, owns, plans or develops (whether for their own use or for use by their clients) are confidential and are the property of the Company.  All of these materials and information, other than material or information then already in the public domain through no act or omission by the Consultant, will be referred to below as "Proprietary Information."

5.2       Non-Disclosure.  Consultant agrees that, except as directed by the Company, and in the ordinary course of the business of the Company or its subsidiaries, Consultant will not, during or after the Consultant's service with the Company, disclose to any person or entity or use, directly or indirectly for Consultant's own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

5.3       Confidential Information of Others.  Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any confidential information or documents belonging to others.

            6.          Intellectual Property Rights.

6.1       For purposes of this Agreement, "Intellectual Property" means the following items of intangible and tangible property:

(i)             Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

(ii)            Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

(iii)            Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

(iv)            Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

(v)             Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

(vi)            Semiconductor chip designs, whether or not registered as mask works or topographies.

6.2       The Consultant hereby assigns to the Company by way of future assignment all Intellectual Property, originated, conceived, written or made by the Consultant during the term of his service with the Company, which is in any way connected to the products or services of the Company or its subsidiaries, including those products or services contemplated in a plan adopted by the Board of Directors of the Company or its subsidiaries, regardless of whether the Intellectual Property was made or acquired (i) during business hours, (ii) at the premises of the Company, (ii) with the assistance of material supplied by the Company or (iv) at the request of the Company.

6.3       In furtherance of the foregoing Sections 6.1 and 6.2, the Consultant agrees that all fruits of the Consultant's work in connection with the business of the Company or its subsidiaries, including all Intellectual Property and future products (an “Invention”) which are invented or developed by the Consultant during the term of this Agreement with the Company shall be wholly-owned by the Company, and the Company shall be entitled to deal therewith as it desires and register the Invention in its name or in the name of its subsidiaries. The duty of confidentiality in Section 5 shall also apply to any such Invention.

6.4       For the removal of any doubt, Sections 6.1, 6.2 and 6.3 above will apply to any “Service Inventions” as defined in the Israeli Patent Law, 1967 (the “Patent Law”), it being clarified that under no circumstances will the Consultant be deemed to have any proprietary right in any such Service Invention, notwithstanding the provision or non-provision of any notice of an invention  and/or Company response to any such notice, under Section 132(b) of the Patent Law.  This agreement is expressly intended to be an agreement with regard to the terms and conditions of consideration for Service Inventions in accordance with Section 134 of the Patent Law.

6.5       The Consultant acknowledges and agrees that he will not be entitled to additional royalties, consideration or other payments with regard to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above, including any commercialization of such Inventions, Service Inventions or other Intellectual Property rights, and does hereby explicitly, irrevocably and unconditionally waive the right to receive any such additional royalties, consideration or other payments.  Without derogating from the aforesaid, it is hereby clarified that the level of the Consultant's compensation and consideration has been established based upon the aforementioned waiver of rights to receive any such additional royalties, consideration or other payments, and that the Consultant's compensation for the provision of the Services to the Company includes full and final compensation and consideration to which he may be entitled under law with respect to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above.

6.6       Upon request, the Consultant will execute any instrument required to vest in the Company or its subsidiaries complete title and ownership to any Invention.  The Consultant will, at the request of the Company, execute any necessary instrument to obtain legal protection in Israel and foreign countries for Inventions and for the purposes of vesting title thereto in the Company or its subsidiaries, all at the Company’s expense and without any additional compensation of any kind to the Consultant.  The Consultant irrevocably appoints the Company as his attorney in his name and on his behalf to execute all documents and do all things required in order to give full affect to the provisions of this Section.

6.7       Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any Intellectual Property or documents belonging to others.

            7.          Competitive Activity.

                                            7.1       Non-Competition.  During the term of this Agreement and for a period of  twelve (12) months from the date of termination of this Agreement for any reason (the "Termination Date”), the Consultant will not directly or indirectly:

(i)      carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company), whose principal place of business is Israel, which  engages in the design, development, manufacture, marketing, and/or support of automatic visual inspection and quality monitoring systems for the textile and fabric industries (a “Competing Business”).

(ii)      act as a consultant or employee or officer or in any managerial capacity in a Competing Business or supply in competition with the Company or its subsidiaries restricted services to any person who, to his knowledge, was provided with services by the Company or its subsidiaries any time during the  twelve (12) months immediately prior to the end of the Term;

(iii)      solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his knowledge, was provided with services by the Company or its subsidiaries at any time during the  twelve (12) months immediately prior to the end of the Term, for the purpose of offering services or products which compete with the services or products supplied by the Company or its subsidiaries at the end of the Term (“restricted services”); or

(iv)       employ, solicit or entice away or endeavor to solicit or entice away from the Company or its subsidiaries any person employed by the Company or its subsidiaries any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity.

7.2       No Breach of Previous Obligations.  Consultant represents that his service with the Company will not require him to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party.

8.     Injunction.  Consultant agrees that it would be difficult to measure damage to the Company from any breach of Consultant of the promises set forth in Sections 5, 6 and 7 hereof, and that injury to the Company from any such breach would be impossible to calculate. Accordingly, Consultant agrees that if he breaches any provision of Sections 5, 6 and 7 hereof, the Company will be entitled, in addition to all other remedies it may have, to an injunction or other appropriate orders to restrain any such breach by Consultant.

9.     Miscellaneous.

9.1   Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

The initial addresses of the parties for purposes of this Agreement shall be as follows:

The Company:	Elbit Vision Systems Ltd. ___________ ____________, Israel Fax: _____________ Attn: __________
The Consultant:	Cyloes Ltd. Attn: Shmuel Cohen __________ St. ___________,Israel Fax: ___________

9.2   No Waiver.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Consultant and the Company.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

9.3   Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law.

9.4   Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

9.5   Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.  No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which are not expressly set forth in this Agreement.

9.6   Assignment.  The Company shall have the right to assign this Agreement to any affiliate or subsidiary of the Company or any corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.  Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Consultant, his beneficiaries or legal representatives, nor shall the Consultant be entitled to engage the services of any person other than the Individual.

    9.7   Survival.  The provisions of Sections 5 through 8 of this Agreement shall survive the rescission or termination, for any reason, of this Agreement.

    9.8   Interpretation.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

In witness whereof, the Company has caused this Agreement to be executed by its duly authorized officers and the Consultant has executed this Agreement as of the day and year first above written.

Elbit Vision Systems ltd. By: _________________ Name: _________________ Title: _________________	Cyloes Ltd. By: __________________ Name: _________________ Title: __________________

Undertaking

I hereby acknowledge the terms of this Agreement and agree to the provisions set forth in Sections 1, 5, 6 and 7 as if such provisions applied to me personally.

Shmuel Cohen
_____________________________

ANNEX 2

CONSULTING AGREEMENT

This Agreement is entered into as of this ___ day of _________, 2010, by and between Elbit Vision Systems Ltd., company number 52-0042854, a company organized under the laws of the State of Israel (the "Company") and  Yaron Financial Services Ltd. (the "Consultant").

Whereas, the Company desires to engage the Consultant as an independent contractor in order to retain the services of Yaron Menashe, an individual, Israeli I.D. number 038649885 (the "Individual"), to provide services to the company as the Chief Financial Officer of the Company (the “Services”) to the Company, and the Consultant wishes to furnish such Services, on the terms and conditions set forth herein.

Now, Therefore, the parties agree as follows:

   1.          Provision of Services.

   1.1       Provision of Services in accordance with the terms of this Agreement shall commence as of the Effective Date (as defined below), and shall continue in force  unless otherwise terminated, by either party, in accordance with the terms set forth in Section 4 of this agreement.

   1.2       Scope of Services.  The Consultant undertakes that the Individual shall provide the Services to the Company in compliance with the directives of, and under the supervision of, the Board of Directors of the Company. The Consultant agrees to devote the requisite level of attention to the business and affairs of the Company in order to discharge the responsibilities assigned to the Consultant hereunder.

                                           1.3       Independent Contractor Status.  The Company and the Consultant agree that the Consultant is an “independent contractor” and that except as otherwise stated in this Agreement, the Company shall have no right to control or direct the manner in which Consultant performs its duties and services under this Agreement.  The Consultant understands and agrees that except as specifically provided in this Agreement, the Company does not grant to the Consultant the right or authority to make or give any agreement, statement, representation, warranty or other commitment, or to create any obligation of any kind, on behalf of the Company.  This Agreement shall not be construed to create any relationship of employment, association, partnership or joint venture between the Company and the Consultant, nor shall it be construed to create any relationship other than that of principal and independent contractor between the Company and the Consultant.  The Consultant is not an employee of the Company, and the Company shall not be obligated to treat the Consultant as an employee.

                                           1.4        Indemnity.  It is agreed between the parties that should it be held by any competent judicial authority, that the relationship between the Consultant or any of its employees or consultants, including the Individual, and the Company in respect of the Services provided pursuant to this Agreement is one of employer and employee; and/or in the event that the Company shall be demanded and/or obligated, to pay the Consultant, any of its employees or consultants, including the Individual, or any third party, any amount, or give the Consultant or any third party any right, deriving from the existence of employer-employee relationship between the Consultant or any of its consultants and employees and the Company; the following provisions shall apply:

(i)       Retroactively, from the Effective Date and in lieu of the Consulting Fee (as defined hereinafter), Consultant or any such employees or consultants, collectively shall be deemed to have been entitled only to a gross monthly salary (including for all over-time hours, if relevant) in an amount equal to 70% of the Consulting Fee (if entitled). Consultant will immediately return to the Company any amount paid to him beyond the above 70% consideration. Any entitlements as an employee (if at all), will be calculated on the base of a salary equal to the above 70% consideration; and

(ii)       The Company shall be entitled to set off from the amounts due to the Consultant pursuant to this Agreement and/or in accordance with any other source, the amounts which the Consultant is liable to refund to it pursuant to Section 1.4(i) above or in accordance with any other source; and

(iii)       The Consultant shall indemnify the Company for any and all costs, liabilities and expenses it may have in connection with such demand and/or obligation, including the economical value of such right and including legal expenses.

2.          Remuneration.

2.1       In consideration for the provision of the Services and in reliance upon the undertaking provided by the Individual herein, the Consultant shall be entitled to remuneration in the following manner:

(i)   The Company shall pay the Consultant a gross monthly sum of NIS 43,000, plus Value Added Tax thereon (the “Consulting Fee”).

(ii)  All payments of the Consulting Fee shall be paid to the Consultant on the 9th day of each month, upon receipt of an invoice from the Consultant.

(iii) In addition, the Consultant shall provide the Individual with the use of a car (class 4), a cellular telephone and a subscription to one daily financial newspaper, with all expenses in connection thereof to be reimbursed to the Consultant by the Company.

 2.2       Taxes and Indemnification.  The Consulting Fee is inclusive of all taxes and shall be paid against provision of a valid value-added tax receipt.  The Consultant hereby undertakes to indemnify and hold harmless the Company against and in respect of any taxes or other fees, which the Company may be required to pay to government authorities on behalf of Consultant as a result of the relationship of the parties hereunder, including without limitation, Income Tax, National Insurance and Health Insurance contributions.

3.       Expenses.  The Consultant shall be entitled to receive prompt reimbursement of all direct expenses reasonably incurred by him in connection with the performance of the services hereunder; provided, however, that (a) such expenses have been previously approved in writing by the Board of Directors of the Company or its designee; (b) the Consultant has submitted, in writing, an expense report for the same, together with written receipts, which have been approved by the Chairman or his designee, (each, an “Expense Report”); (c) the Expense Report has been submitted within fifteen (15) days of the incurrence of the expenses; and (d) where expenses have been incurred by means of installment payments or on credit, Consultant shall not be reimbursed for such expenses until he has actually paid them, i.e., his account has been debited for each installment.  Consultant hereby acknowledges that once reimbursement has been received for goods purchased by Consultant on behalf of the Company, such goods shall become the sole property of the Company.

4.          Term and Termination

                4.1       This Agreement shall come into force upon its approval by the shareholders of the Company and its term shall at such time be considered to commence  on June 1, 2010 (the “Effective Date”).

4.2       Either party may terminate this Agreement, provided that no less than ninety (90) days written notice is given, during which the Consultant shall be entitled to full payment of the applicable portion of the Consulting Fee.

4.3       In the event that this Agreement is terminated due to the breach of one of its provisions, the Company may terminate this Agreement immediately and shall be entitled to withhold the remuneration set forth herein.

            5.         Confidentiality.

5.1       Proprietary Information.  The Consultant recognizes and acknowledges that the designs, inventions, improvements, business information, customer lists, business strategy, financial information, trade secrets, software systems (including specifications, programs and documentation), the methods and data, and the developments, and works of authorship, which the Company or its subsidiaries uses, owns, plans or develops (whether for their own use or for use by their clients) are confidential and are the property of the Company.  All of these materials and information, other than material or information then already in the public domain through no act or omission by the Consultant, will be referred to below as "Proprietary Information."

5.2       Non-Disclosure.  Consultant agrees that, except as directed by the Company, and in the ordinary course of the business of the Company or its subsidiaries, Consultant will not, during or after the Consultant's service with the Company, disclose to any person or entity or use, directly or indirectly for Consultant's own benefit or the benefit of others, any Proprietary Information, or permit any person to examine or make copies of any documents which may contain or be derived from Proprietary Information.

5.3       Confidential Information of Others.  Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any confidential information or documents belonging to others.

            6.          Intellectual Property Rights.

6.1       For purposes of this Agreement, "Intellectual Property" means the following items of intangible and tangible property:

(i)             Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

(ii)            Trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same;

(iii)            Copyrights or copyrightable material, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same;

(iv)            Inventions, research records, trade secrets, confidential information, product designs, engineering specifications and drawings, technical information, formulae, customer lists, supplier lists and market analyses;

(v)             Computer programs, including, without limitation, computer programs embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form; and

(vi)            Semiconductor chip designs, whether or not registered as mask works or topographies.

6.2       The Consultant hereby assigns to the Company by way of future assignment all Intellectual Property, originated, conceived, written or made by the Consultant during the term of his service with the Company, which is in any way connected to the products or services of the Company or its subsidiaries, including those products or services contemplated in a plan adopted by the Board of Directors of the Company or its subsidiaries, regardless of whether the Intellectual Property was made or acquired (i) during business hours, (ii) at the premises of the Company, (ii) with the assistance of material supplied by the Company or (iv) at the request of the Company.

6.3       In furtherance of the foregoing Sections 6.1 and 6.2, the Consultant agrees that all fruits of the Consultant's work in connection with the business of the Company or its subsidiaries, including all Intellectual Property and future products (an “Invention”) which are invented or developed by the Consultant during the term of this Agreement with the Company shall be wholly-owned by the Company, and the Company shall be entitled to deal therewith as it desires and register the Invention in its name or in the name of its subsidiaries. The duty of confidentiality in Section 5 shall also apply to any such Invention.

6.4       For the removal of any doubt, Sections 6.1, 6.2 and 6.3 above will apply to any “Service Inventions” as defined in the Israeli Patent Law, 1967 (the “Patent Law”), it being clarified that under no circumstances will the Consultant be deemed to have any proprietary right in any such Service Invention, notwithstanding the provision or non-provision of any notice of an invention  and/or Company response to any such notice, under Section 132(b) of the Patent Law.  This agreement is expressly intended to be an agreement with regard to the terms and conditions of consideration for Service Inventions in accordance with Section 134 of the Patent Law.

6.5       The Consultant acknowledges and agrees that he will not be entitled to additional royalties, consideration or other payments with regard to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above, including any commercialization of such Inventions, Service Inventions or other Intellectual Property rights, and does hereby explicitly, irrevocably and unconditionally waive the right to receive any such additional royalties, consideration or other payments.  Without derogating from the aforesaid, it is hereby clarified that the level of the Consultant's compensation and consideration has been established based upon the aforementioned waiver of rights to receive any such additional royalties, consideration or other payments, and that the Consultant's compensation for the provision of the Services to the Company includes full and final compensation and consideration to which he may be entitled under law with respect to any Inventions, Service Inventions or any of the Intellectual Property rights set forth above.

6.6       Upon request, the Consultant will execute any instrument required to vest in the Company or its subsidiaries complete title and ownership to any Invention.  The Consultant will, at the request of the Company, execute any necessary instrument to obtain legal protection in Israel and foreign countries for Inventions and for the purposes of vesting title thereto in the Company or its subsidiaries, all at the Company’s expense and without any additional compensation of any kind to the Consultant.  The Consultant irrevocably appoints the Company as his attorney in his name and on his behalf to execute all documents and do all things required in order to give full affect to the provisions of this Section.

6.7       Consultant will not use, disclose to the Company, or induce the Company to use, during his service with the Company, any Intellectual Property or documents belonging to others.

            7.          Competitive Activity.

                                            7.1       Non-Competition.  During the term of this Agreement and for a period of  twelve (12) months from the date of termination of this Agreement for any reason (the "Termination Date”), the Consultant will not directly or indirectly:

(i)      carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company), whose principal place of business is Israel, which  engages in the design, development, manufacture, marketing, and/or support of automatic visual inspection and quality monitoring systems for the textile and fabric industries (a “Competing Business”).

(ii)      act as a consultant or employee or officer or in any managerial capacity in a Competing Business or supply in competition with the Company or its subsidiaries restricted services to any person who, to his knowledge, was provided with services by the Company or its subsidiaries any time during the  twelve (12) months immediately prior to the end of the Term;

(iii)      solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to his knowledge, was provided with services by the Company or its subsidiaries at any time during the  twelve (12) months immediately prior to the end of the Term, for the purpose of offering services or products which compete with the services or products supplied by the Company or its subsidiaries at the end of the Term (“restricted services”); or

(iv)       employ, solicit or entice away or endeavor to solicit or entice away from the Company or its subsidiaries any person employed by the Company or its subsidiaries any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity.

7.2       No Breach of Previous Obligations.  Consultant represents that his service with the Company will not require him to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party.

8.     Injunction.  Consultant agrees that it would be difficult to measure damage to the Company from any breach of Consultant of the promises set forth in Sections 5, 6 and 7 hereof, and that injury to the Company from any such breach would be impossible to calculate. Accordingly, Consultant agrees that if he breaches any provision of Sections 5, 6 and 7 hereof, the Company will be entitled, in addition to all other remedies it may have, to an injunction or other appropriate orders to restrain any such breach by Consultant.

9.     Miscellaneous.

9.1   Notice.  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

The initial addresses of the parties for purposes of this Agreement shall be as follows:

The Company:	Elbit Vision Systems Ltd. ___________ ____________, Israel Fax: _____________ Attn: __________
The Consultant:	Yaron Financial Services Ltd. Attn: Yaron Menashe __________ St. ___________,Israel Fax: ___________

9.2   No Waiver.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Consultant and the Company.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

9.3   Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law.

9.4   Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

9.5   Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.  No agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made either party which are not expressly set forth in this Agreement.

9.6   Assignment.  The Company shall have the right to assign this Agreement to any affiliate or subsidiary of the Company or any corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.  Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Consultant, his beneficiaries or legal representatives, nor shall the Consultant be entitled to engage the services of any person other than the Individual.

    9.7   Survival.  The provisions of Sections 5 through 8 of this Agreement shall survive the rescission or termination, for any reason, of this Agreement.

    9.8   Interpretation.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

In witness whereof, the Company has caused this Agreement to be executed by its duly authorized officers and the Consultant has executed this Agreement as of the day and year first above written.

Elbit Vision Systems ltd. By: _________________ Name: _________________ Title: _________________	Yaron Financial Services Ltd. By: __________________ Name: __________________ Title: __________________

Undertaking

I hereby acknowledge the terms of this Agreement and agree to the provisions set forth in Sections 1, 5, 6 and 7 as if such provisions applied to me personally.

Yaron Menashe
_____________________________

ELBIT VISION SYSTEMS LTD.
(An Israeli Corporation)

2009 CONSOLIDATED FINANCIAL STATEMENTS

ELBIT VISION SYSTEMS LTD.
2009 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Elbit Vision Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Vision Systems Ltd. and subsidiaries ("the Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and Accumulated deficit raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are also discussed in Note 1 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 14, 2010

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

		December 31
	Note	2009	2008
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		323	409
Restricted deposit (short term)	14a	1,030	700
Accounts receivable:	15a
Trade (net of allowance for doubtful account 2009- $938 ,2008- $685)		3,632	4,872
Other		464	616
Inventories	4	1,726	3,946
T o t a l current assets		7,175	10,543
INVESTMENTS AND LONG-TERM RECEIVABLES:
Severance pay fund	8	1,393	1,556
Other long-term receivables and investment	5	129	137
		1,522	1,693
PROPERTY AND EQUIPMENT (net of accumulated
depreciation and amortization)	6	373	443
OTHER ASSETS (net of accumulated amortization)
Goodwill	18	242	1,752
Other intangible assets	7	318	2,770
		560	4,522
T o t a l assets		9,630	17,201

The accompanying notes are an integral part of the financial statements

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

		December 31
	Note	2009	2008
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Credit from banks	15c	914	6,388
Accounts payable and accruals:
Trade		2,283	3,411
Deferred income	2i	244	1,526
Other	15b	3,212	3,316
T o t a l current liabilities		6,653	14,641
LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	9	6,616	-
Accrued severance pay	8	1,790	2,187
T o t a l long-term liabilities		8,406	2,187
COMMITMENTS AND CONTINGENT LIABILITIES	10
T o t a l liabilities		15,059	16,828
SHAREHOLDERS' EQUITY (DEFICIENCY):	11
Share capital – ordinary shares of NIS 1 par value (“Ordinary Shares”);
Authorized – 120,000,000 Ordinary Shares as of December 31, 2009
and 60,000,000 as of December 31, 2008
Issued and outstanding:
December 31, 2009 – 69,652,779 Ordinary shares
December 31, 2008 – 50,988,701 Ordinary shares		15,556	10,679
Additional paid-in capital		25,463	28,465
Accumulated deficit		(46,448)	(38,771)
T o t a l shareholders’ equity (deficiency)		(5,429)	373
T o t a l liabilities and shareholders’ equity (deficiency)		9,630	17,201

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2009	2008	2007
REVENUES:
Sale of products		10,715	18,453	18,690
Services rendered		1,886	3,647	3,173
		12,601	22,100	21,863
COST OF REVENUES:	15d
Cost of products sold		8,824	12,358	9,382
Cost of services rendered		2,048	2,191	1,926
		10,872	14,549	11,308

GROSS PROFIT		1,729	7,551	10,555
RESEARCH AND DEVELOPMENT COSTS – NET	15e	3,036	4,559	3,313
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling		2,643	5,270	4,885
General and administrative		1,453	2,123	1,338
Impairment of goodwill	2h	1,553	1,981	-

OPERATING INCOME (LOSS)		(6,956)	(6,382)	1,019
FINANCIAL EXPENSES - NET	15f	(827)	(1,082)	(1,081)

LOSS BEFORE OTHER EXPENSES		(7,783)	(7,464)	(62)
OTHER INCOME (EXPENSES)	15g	110	(18)	(1,277)

LOSS BEFORE TAXES ON INCOME		(7,673)	(7,482)	(1,339)
TAXES ON INCOME	12d	4	11	3
LOSS FOR THE YEAR		(7,677)	(7,493)	(1,342)

LOSS PER SHARE:	2m
Basic		(0.146)	(0.147)	(0.034)
Diluted		(0.146)	(0.147)	(0.034)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF LOSS PER SHARE –
BASIC (IN THOUSANDS)		52,527	50,970	39,393
DILUTED (IN THOUSANDS)		52,527	50,970	39,393

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional	Other		Total
	Number		paid-in	comprehensive	Accumulated	shareholders’
	of shares	Amount	Capital*	income	deficit	equity
	In thousands		U.S. dollars in thousands

BALANCE – DECEMBER 31, 2006	29,516	5,091	25,846	-	(29,936)	1,001
CHANGES DURING 2007:
Loss for the year					(1,342)	(1,342)
Issuance of share capital and warrants (note 11a)	21,275	5,538	2,403			7,941
BALANCE – DECEMBER 31, 2007	50,791	10,629	28,249	-	(31,278)	7,600
CHANGES DURING 2008:
Loss for the year					(7,493)	(7,493)
Issuance of share capital and warrants (note 11a)	197	50	216			266
BALANCE – DECEMBER 31, 2008	50,988	10,679	28,465	-	(38,771)	373
CHANGES DURING 2009:
Loss for the year					(7,677)	(7,677)
Conversion of Loan from Shareholder	6,469	1,690	(1,041)			649
Issuance of share capital and warrants (note 11a)	12,196	3,187	(1,961)			1,226
BALANCE – DECEMBER 31, 2009	69,653	15,556	25,463	-	(46,448)	(5,429)

* Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ELBIT VISION SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	(7,677)	(7,493)	(1,342)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	2,626	1,027	1,241
Impairment of goodwill	1,553	1,981	-
Amortization of discount on loan from shareholder	-	-	1,212
Loss from disposal of property	-	2	-
Liability for employee rights upon retirement	(397)	179	(182)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	1,240	(134)	(1,540)
Decrease (increase) in other accounts receivable	152	912	(465)
Increase (decrease) in trade accounts payable	(1,128)	191	(282)
Deferred income	(1,282)	(556)	465
Increase (decrease) in other accounts payable	(104)	687	(965)
Decrease (increase) in inventories	2,220	1,353	(1,331)
Net cash used in operating activities	(2,797)	(1,851)	(3,189)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(71)	(131)	(296)
Long-term receivables	8	(6)	400
Purchase price adjustment of contingent consideration	-	(204)	-
Redemption of (investment in) restricted deposit	(330)	(160)	148
Proceeds from disposal of property and equipment	-	5	38
Funds severance pay	163	67	268
Net cash provided by (used in) investing activities	(230)	(429)	558
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital and warrants - net of issuance costs	1,172	-	4,521
Short-term credit from bank – net	(5,474)	421	(761)
Loan from Shareholder	627
Long Terms loan granted	6,616	-	-
Proceeds from exercise of options and warrants	-	79	-
Net cash provided by financing activities	2,941	500	3,760
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(86)	(1,780)	1,129
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	409	2,189	1,060
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	323	409	2,189
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION - cash paid during the year for:
Interest paid - net	277	307	704
Income taxes paid – net	4	11	3

The accompanying notes are an integral part of these financial statements.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      -      GENERAL

Elbit Vision Systems Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries (the “Group”), is principally engaged in the design, development, manufacturing and marketing automatic vision and ultrasonic inspection and quality monitoring systems, and rendering services related to those systems.

Elbit Vision Systems Inc. (“EVS Inc.”) incorporated in Delaware U.S.A. and Elbit Vision Systems B.V. (“EVS BV”) incorporated in the Netherlands are wholly-owned subsidiaries, engaged in the selling and marketing of the Company’s products worldwide.

In September 2004, the Company completed the acquisition of the entire shareholding of ScanMaster Systems (IRT) Ltd. (“ScanMaster Ltd.”), an Israeli company and IRT ScanMaster System Inc. (“ScanMaster Inc.”), a new Hampshire corporation (collectively - “ScanMaster”).  ScanMaster is engaged in the development, manufacturing and marketing of equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection. During May 2010 we sold all our shares in Scanmaster (see Note 19)

The Company has sustained significant operating losses in recent periods, which has led to a significant reduction in its cash reserves.  As reflected in the accompanying financial statements, the Company’s operations for the year ended December 31, 2009, resulted in a net loss of $7,677 thousands. The Company’s ability to continue operating as a “going concern” is dependent on its ability to raise sufficient additional working capital. There is no assurance that the Company will be able to return to positive cash flow before it requires additional cash, which raises substantial doubts about the ability of the Company to continue as a going concern.

In 2009 the Company experienced significant difficulties in sales and incurred heavy losses that led the Company to sale its investment in ScanMaster Ltd. and the Assets and Liablities of ScanMaster Inc. The purchasers paid 250K in cash and undertook to repay the Company the sum of $675K in satisfaction of all remaining debt owed by Scan to the Company, over a period of 10 years in equal quarterly installments starting January 1, 2011.

In connection with the sale the Company restructured its debt with the Banks. Pursuant to the agreements with the Banks, the Banks forgave part of the debt and the Company remaining debt is $1.4M dollars of which $0.8M dollar is repayable over a period of 5 years starting January 1, 2011 and $0.6M dollar is repayable over a period of 10 years starting July, 31, 2015.

As to Business and Geographical segments – see Note 17.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

a.     Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years.  Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (i) impairment assessments of goodwill and long-lived assets; (ii) realization of deferred income tax assets; and (iii) provisions for obsolete and slow moving inventory. These estimates are discussed further throughout the accompanying notes.

b.     Functional Currency and Financial Statements in U.S. Dollars

The currency of the primary economic environment in which operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”).

Virtually all sales by the Company and its subsidiaries are made outside Israel in non-Israeli currencies, mainly the dollar.  Most purchases of materials and components are made in dollars or in Israeli currency under contracts linked to the dollar.  In addition, most marketing and service costs are incurred outside Israel, primarily in dollars, through the Company’s wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries is the dollar.

Transactions in currencies other than each company's functional currency are translated based on the average currency exchange rates in accordance with the principles set forth in ASC 830-10, "Foreign Currency Translation".  All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise.

c.     Principles of consolidation

The consolidated financial statements include the financial statements of the company and its wholly-owned subsidiaries.

All material inter-company transactions and balances have been eliminated.

d.     Cash Equivalents

Cash equivalent consist of short-term highly liquid investments, that are readily convertible into cash with original maturities when purchased of three month or less.

e.     Allowance for doubtful accounts

The allowance for doubtful accounts has been made on the specific identification basis.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.     Inventories

Inventories are stated at the lower of cost or market.  Cost is determined as follows:

Raw materials and spare parts - on moving average basis.

Products in process and finished products – on basis of production costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

g.     Property and equipment

(1)	Property and equipment are stated at cost . Depreciation is calculated by the straight-line method over the estimated useful lives of assets, as follows:

%
Machinery and equipment	10-33 (mainly 33%)
Office furniture and equipment	6-20
Vehicles	15-20

  Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

(2)
Impairment of long-lived assets – Impairment examinations and recognition are performed and determined based on the provisions of ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10"). ASC 360-10 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment on a periodic basis, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset or assets group.  In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value.

h.     Other assets- Goodwill and Intangible Assets

(1)
Goodwill

Under ASC 350-20, “Goodwill and Other Intangible Assets” ("ASC 350-10"), goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur.  Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate, performed based on the following:  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired.  If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The Group uses the discounted cash flow method to determine the fair value of the reporting unit. The Company’s reporting units consist of reportable segments; goodwill is allocated to both segments (see also Note 17).

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.     Other assets- Goodwill and Intangible Assets  (Cont.)

The Company has designated December 31 of each year as the date on which it will perform its annual goodwill and impairment test. An impairment of $ 1,981,000 resulted from the annual review performed in the year 2008 and an impairment of $ 1,553,000 resulted from the annual review performed in the year 2009, allocated to the non-destructive automated inspection segment. In 2009 the Group and specifically the non-destructive segment experienced significant difficulties in sales and incurred heavy losses which led the Company to evaluate the goodwill and other intangible associated with the non destructive segment. The result of the evaluation was the write off of the remaining balance of goodwill and intangible assets. As further discussed in Note 19, the Company sold it holding in Scan (the subsidiary operating in the non-destructive segment) to a group of investors led by the Company's former CEO.

These assets are amortized by the straight-line method over their estimated useful lives. Annual rates of amortization are as follows:

%

Technology	10-20
Customer relations	10-20
Distribution network	10
Brand name	8.33

i.     Revenue recognition:

1)           Sale of products:

a.         General

Revenues from sales of products and supplies are recognized when an arrangement exists, delivery has occurred and title passed to the customer, Group’s price to the customer is fixed or determinable and collectibility is reasonably assured.

With respect to systems sold with installation requirements, the installation is not considered to be a separate earnings process; thus, revenue is recognized when all of the above criteria are met and installation is completed.

b.        Acceptance clause, customers’ support service and warranty

The Group distinguishes between revenue recognition in respect of revenue derived from automatic vision inspection products (sold by the Company) and ultrasonic inspection products (sold by ScanMaster).

The terms of the agreements between the Company and its customers are substantially different from the terms of the agreements between ScanMaster and its customers.  Therefore, the revenue recognition accounting policy applied by each of the companies is different in this case.  Set forth bellow are the main accounting policies applied by each of the companies:

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.     Revenue recognition (Cont.):

1)            Sale of products (Cont.):

The Company

In case that Company’s agreement with the customer includes an “acceptance” clause, revenue recognition will take place after the Company receives the “acceptance certificate” from the customer.  In some cases, the Company grants its customers a trial period, usually several months, in order to evaluate prototype of the system’s performance.  In case that the systems performance meets the customer’s requirements, it purchases the system at the end of the trial period.  The Company does not recognize sales revenue from products shipped to customers for trial until such products are actually purchased. Until purchased, these products are recorded as consignment inventory at the lower of cost or market.

ScanMaster

ScanMaster’s agreements with its customers usually include acceptance testing procedures clause (“ATP”).  Each product of ScanMaster has standard performance specifications that are examined in the ATP; usually, the performance specifications are not customized for the specific needs of the customer.

b.         Acceptance clause, customers’ support service and warranty (Cont.)

ScanMaster (Cont.)

Also, unlike in the case of the company, ScanMaster does not grant its customers a trial period in the normal course of business. The agreements with the clients do not include the right of the clients to a refund in case the ATP is not to their satisfaction.  However, the collection of the final payment from the customer (usually 10% out of the total consideration) is dependent upon receiving the signed ATP.

ScanMaster distinguishes between sales of new products, in respect of which ScanMaster has no past installation experience and sales of products, installation of which the company is well experienced.  In respect of sales of new products ScanMaster recognizes revenues only after the company receives the ATP from the customer.  In respect of sales of other products, in the installation of which the company is well experienced, the ATP is only a formal procedure, and therefore, the installation of products is a sufficient requirement to recognize revenues.

ScanMaster provides for warranty costs at the same time as the revenue is recognized.  The annual provision is calculated at rates of 0.5%-2% of the sales, based on past experience.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.     Revenue recognition (Cont.):

 c.            Right of return

The Group does not provide, in the normal course of business, a right of return to its customers. If uncertainties exist, such as the granting to the customer of a right of cancellation, revenue is recognized when the uncertainties are resolved.

                                                 d.            Revenues from systems that require significant customization, integration and installation are recognized based on ASC 605-35-05 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Arrangements that include professional services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting.

When services are not considered essential, the revenue allocable, based on the criteria prescribed in ASC 810-10-45-14 (Formerly EITF 00-1), to the professional services is recognized as the services are performed.

2)         Services rendered

            Service revenue in respect of the Group’s products is recognized ratably over the contractual period, or as services are performed.

                                3)         Deferred income

The deferred income balance as of December 31, 2009 and 2008 include amounts of revenues that were invoiced and cash was received, but deferred less applicable product and warranty costs.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.     Research and development

Research and development expenses net of third party grants, are expensed as incurred.

The Company has no obligation to repay the grants if sales are not generated.

k.     Advertising expenses

Advertising expenses are expensed as in incurred.  Advertising expenses for the years ended December 31, 2009, 2008 and 2007 were $ 171,000, $ 431,000 and $ 428,000, respectively.

l.     Deferred income taxes

The company accounts for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes” ("ASC 740-10").  Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions.  Deferred tax balances are computed using the enacted tax rates to be in effect at the time when these differences are expected to reverse, as they are known at the balance sheet date.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the respective asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

Valuation allowances in respect of deferred tax assets are established when it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

m.   Earning (loss) per share (“EPS”)

Basic EPS is computed based on the weighted average number of shares outstanding during each year. Total common stock equivalents, related to options and warrants 21,783,514, 13,492,331and 16,862,858 shares for the years 2009, 2008 and 2007, respectively, were excluded from EPS calculation, because the effect of such options and warrants is antidilutive.

   n.     Stock-based compensation

The Company recognizes $ 76,000 of compensation expenses in 2009 as a result of the application of ASC 718-10. According to "share base compensation" accounting, the Company recorded compensation for stock options granted to employees and directors over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

As to information about the stock option plans and assumptions see Note 11b.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                           o.     Comprehensive income

In addition to income (loss), other comprehensive income includes exchange differences arising from the translation of the net investment in subsidiary.

   p.     Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

   q.     Consentration of credit risk

As of December 31, 2009 and 2008, the Group held cash and cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, and U.S. banks.  The Company is of the opinion that the credit risk in respect of these balances is insignificant.

The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.  In respect of sales to customers in emerging economies, the Group requires letters of credit from banks.

                           r.     Recently issued accounting pronouncements:

Amendment to Accounting Standards Codification (“ASC”) 815 (SFAS No. 161)

Effective January 1, 2009, the Company adopted the disclosure requirements in the amendment to ASC 815 (added by SFAS No. 161), “Disclosures about Derivative Instruments and Hedging Activities”, which expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of the amendment did not have any impact on the consolidated results of operations or financial position of the Company.

ASC 815-40 (EITF 07-5)

In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The consensus is an amendment to ASC 815-40 Contract in Entity’s Own Equity.

The Company applies this consensus effective January 1, 2009. The adoption of the amendment did not have any impact on the consolidated results of operations or financial position of the Company.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r. Recently issued accounting pronouncements (Cont.):

ASC 855 (SFAS 165)

In May 2009, the FASB issued ASC 855 (SFAS No. 165), “Subsequent Events”. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 is effective for the interim or annual financial periods ending after June 15, 2009. The adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

                           s .     Initial adoption of new standards:

ASC 105 (SFAS 168)

In June 2009, the FASB issued ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. ASC 105 establishes the “FASB Accounting Standards Codification” (“Codification”), and was officially launched on July 1, 2009, for the purpose of serving as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under the authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. In general, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective December 31, 2009, all references made to GAAP in our consolidated financial statements include the new Codification numbering system along with original references.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

        t.     Recently Issued Accounting Standards

ASU 2009-13

In October 2009, the FASB issued “Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update will also replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010 with earlier adoption permitted. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

NOTE 3       -    CONSOLIDATED SUBSIDIARIES

a.     Acquisition and Disposal of Yuravision

On December 1, 2006, the Company executed an agreement with a Korean corporation for the sale of it investment inYuravision shares in consideration for $950,000  plus the purchase from the Company of its right to receive from Yuravision repayment of an $800,000 loan in consideration for the full value of the loan.  Half of the Purchase Price was paid upon the closing of the transaction on December 15, 2006, and the remaining half of the Purchase Price will be payable no later than May 1, 2009.

On January 28, 2008 the Company  entered into a modification agreement amending the December 1, 2006 agreement with the Korean corporation. Pursuant to the modification agreement the Loan Amount was reduced from $800,000 to $460,000, without any further obligation by the Korean corporation for the reduced amount of $340,000. The payment terms of the loan were changed so that the Korean corporation paid to the Company $360,000 on February 4, 2008 and paid the remaining $100,000 owed under the loan in January 2009. The terms for the payment of the purchase price were not changed.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4       -    INVENTORIES

	December 31
	2009	2008
	$ in thousands
Raw materials	1,255	2,384
Work in process	450	1,472
Finished products	21	90
	1,726	3,946

The balances are net of write-down of $1,795,000 and $1,150,000 as of December 31, 2009 and 2008, respectively.

NOTE 5       -     OTHER LONG-TERM RECEIVABLES AND INVESTMENT

	December 31
	2009	2008
	$ in thousands
Deposits on leased vehicle (see also Note 10b2))	68	76
Investment (1)	61	61
	129	137

(1)
On July 22, 2004, the Company converted a convertible loan that had been granted to Micro Components Ltd. ("MCL") into 197,217 ordinary shares of MCL. As of December 31, 2009 the Company holds 4% of  MCL's ordinary shares.

NOTE 6       -    PROPERTY AND EQUIPMENT

   a.       Comprised as follows:

	December 31
	2009	2008
	$ in thousands
Machinery and equipment	2,961	2,891
Leasehold improvements	272	271
Office furniture and equipment	427	427
Vehicles	62	62
	3,722	3,651
Less - accumulated depreciation and amortization	3,349	3,208
	373	443

b.	Depreciation and amortization expenses totaled $ 148,000, $ 173,000, and $222,000, in the years ended December 31, 2009, 2008 and 2007, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7       -     OTHER INTANGIBLE ASSETS

	Gross carrying amount December 31		Accumulated amortization December 31
	2009	2008	2009	2008
	U.S. dollars in thousands		U.S. dollars in thousands
Technology	2,828	2,828	2,608	1,385
Customer relations	1,599	1,599	1,501	775
Distribution network	338	338	338	147
Brand name	489	489	489	177
Backlog	414	414	414	414
	5,668	5,668	5,350	2,898

Amortization expenses totaled $ 2,457,000(1), $ 669,000 and $ 659,000, in the years ended December 31, 2009, 2008, and 2007, respectively.

(1)	the amount is inclusive of impairment in the amount of $2,154,000 relating to the non-destructive segment.

Estimated amortization expense for the following years, subsequent to December 31, 2009:

$ in thousands
Year ended December 31:
2010	318
2011	-
2012	-

NOTE 8       -     ACCRUED SEVERANCE PAY, NET

a.	The Company's liability for severance pay is calculated in accordance with Israeli law based on the latest salary paid to employees and the length of employment in the Company.

Part of the liability is funded through individual insurance policies.

The policies are assets of the company and, under labor agreement subject to certain limitation, they may be transferred to ownership of the beneficiary employees.

b.	A U.S. subsidiary provides defined contribution plan for the benefit of its employees. Under this plan, contributions are based on specific percentages of pay.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9       –    LONG-TERM LIABILITIES – LOANS AND OTHER

a.	Composed as follows:

	December 31
	2009	2008
	$ in thousands
Loans from banks	6,616	-

	6,616	-

On November 2009 the Company signed new agreements with its bank to restractur its credit facilities which agreed to maintain the Company’s  credit and financing facilities, the banks will delay repayment of the principal on outstanding loans to a four year period commencing on January 1, 2012 by quratly payment including yearly interest rate of Libor +2% .  For amendment of those agreements see Note 19.

b.	The liabilities (net of current maturities) mature in the following years after the balance sheet dates:

	December 31
	2009	2008
	$ in thousands
2010	-	-
2011	-	-
2012	1,716	-
2013 and thereafter	4,900	-
	6,616	-

  See note 19 for the agreement with the banks subsequent to the balance sheet date.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -      COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties

1)
The Company is committed to pay royalties to the Government of Israel based on proceeds from sales of products in the research and development of which the Government participates by way of grants.  At the time the grants were received, successful development of the related projects was not assured.

In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

Under the terms of the Company’s funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 2001 - with the addition of an annual interest rate based on Libor.

Royalty expenses to the Government of Israel totaled $76,000, $ 224,000 and $ 266,000 in the years ended December 31, 2009, 2008 and 2007 respectively and are included in the statements of operations among cost of revenues.

2)
The Company and ScanMaster Ltd. are committed to pay royalties to the Government of Israel in respect of marketing expenses in which the Government participated by way of grants.  At the time the grants were received, successful development of the related projects was not assured.  In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.  The royalties are payable at the rate of 4% of the increase in export sales, up to the amount of the dollar-linked grant received.  No royalties were paid in the reported years to the Government of Israel.

On November 7, 2007, the Company received a letter from the Ministry of Trade, Industry and Labor – Fund for the Encouragement of Marketing Abroad (the “Fund”), claiming that it had failed to pay royalties to the Fund since 1999 in the aggregate amount of $480,818. On November 21, 2007, the Company sent a letter to the Fund in which it stated that the Fund had not requested any of these royalties for many years despite the Company's written request to clarify the issue. In its letter the Company stated that a material amount of the royalties could no longer be claimed due to the operation of the statute of limitations and that in any event the Fund may be estopped from making at least part of the claims as a result of its non-response to the Company's inquiry. On December 18, 2007, the Company met with representatives of the Fund to discuss the issue. The Company have yet to receive a response to the meeting. The Company recorded an allowance of $ 90,000 on acount of this claim.

The maximum royalty amount payable the Company expect to pay to the Government of Israel under 1 and 2 above ,at December 31, 2009 is approximately $1,003,000.

4)
ScanMaster Ltd. signed an agreement with a supplier, whereunder the supplier assisted Scanmaster Ltd. to complete a development of one of the Company’s products.  The supplier is also entitled to receive royalties from the product’s sales.  The royalty expenses amounted to $ 30,000, $ 17,000 and $ 34,000 in the years ended December 31, 2009, 2008 and 2007, respectively, were included in the statements of operations in cost of revenues.

5)
As part of acquisition of  Panoptes Ltd. (see Note 3b.), the Company, subject to certain instances, will pay cash royalties equaling 3.5% of sales of EVS's optical inspection systems between January 2006 and the end of December 2008 to Ma’aragim Panoptes’ controlling shareholder. The Company paid to Ma'aragim royalties $ 204,000, $ 155,000 and $ 109,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS

NOTE 10    -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	Lease commitments

1)
The premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements.  The lease agreements for the premises expire in 2009 with extended options for another 3 years. The company extended the lease agreement for another 3 years starting January 1, 2010.on June 2010 the company ended the agreement (See note 19)

Minimum lease commitments of the Company and the subsidiaries under the above leases, at rates in effect as of December 31, 2009, are as follows:

$ in thousands
Year ending December 31:
2010	422
2011	420
2012	420
1,262

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the US Dollar.

Rental expenses totaled $ 469,000, $ 474,000, and $ 331,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

During May ,2010 The company moved to new facilities (See Note 19).

2)
The Company leases motor vehicles under long-term operating lease agreements.  The lease agreements expire on various dates ending in 2010 – 2011 (with prior notice of cancellation clauses).

Minimum lease commitments of the Company under the above leases, at rates in effect on December 31, 2009, are as follows:

$ in thousands
2010	236
2011	255
491

To secure the amounts due to the lessor, the Company has deposited a total of U.S. $ 61,000.  The deposits are unlinked and presented among other long-term receivables.

Lease expenses in 2009, 2008 and 2007, amounted to $ 492,000, $ 516,000 and $ 430,000 respectively.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

c.	Guarantees

As of December 31, 2009, the Company provided guarantees in the aggregate amount of $798,000  to its customers in order to secure the Company’s commitments under its sales agreements.  The guarantees are usually secured by cash advances received from the said customers.

NOTE 11     -    SHAREHOLDER’ EQUITY

a.	Authorized, issued and outstanding shares

1)	The Company’s Ordinary Shares are traded in the United States on the OTC Bulletin Board market under the symbol EVSNF.OB.

2)
In June 2007 the Company completed a transaction with a group of Israeli institutional investors, for the purchase of its     9,465,544 ordinary shares for $0.315 per share, of an aggregate price of $2,981,646. Pursuant to the transaction, the investors were also issued warrants to  purchase 4,732,774 of the Company's ordinary shares at an exercise price per share of $0.45, exercisable for a period of 4 years.

3)
On June 21, 2007, following the approval of the Company's board of directors and the Company's audit committee, the Company executed an agreement with Elbit Ltd., or the Elbit Agreement. This agreement was approved by the Company's shareholders in a meeting held on July 31, 2007. Pursuant to this agreement Elbit Ltd.(i) converted an existing loan to the Company in the amount of $470,000 (including accrued interest up until March 31, 2007) into 1,492,063 ordinary shares, at a price of $0.315 per share; and (ii) invested $250,000 in consideration for 793,651 of the Company's ordinary shares at a price of $0.315 per share and received a 4-year warrant to purchase 396,825 of the Company's ordinary shares at an exercise price of $0.45 per share. At consummation the Company paid all interest accrued on the loan between April 1, 2007 and the closing date.

4)
On February 21, 2006, the Company consummated the Mivtach Agreement. Pursuant to the agreement, Mivtach Shamir Holdings Ltd. ("Mivtach") provided the Company with a two-year $3 million loan, which Mivtach Shamir was entitled at its sole discretion, for a period of 24 months following the provision of the loan, to convert into 6,000,000 of the Company's ordinary shares, at a price per share of $0.5 (half the loan was being held in escrow subject to the completion of a certain milestone, or conversion of the loan). The interest on the loan was repaid on a quarterly basis. Mivtach was also granted a two-year warrant to purchase 4,000,000 of the Company's ordinary shares at an exercise price of $0.5 per share, exercisable only if the loan was converted. On February 21, 2006, Mivtach assigned their right to receive shares from the Company, under the convertible loan and warrant, to M S N D Real Estate Holding Ltd. ("M.S.N.D."). On June 21, 2007 the Company executed an agreement with M.S.N.D., which was approved by the Company's shareholders in a meeting held on July 31, 2007, pursuant to which, the Mivtach Agreement was amended, or the Amendment Agreement. Pursuant to the Amendment Agreement, the terms of the Mivtach Agreement and the loan therein, were amended, such that in consideration for M.S.N.D.'s undertaking to convert the full loan amount by no later than August 1, 2007 (a)

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -     SHAREHOLDER’ EQUITY (cont.)

a.	Authorized, issued and outstanding shares (cont.)

Mivtach will be issued with 9,523,810 of ordinary shares; and (b) Mivtach will receive a 4-year warrant to purchase 2,380,952 of the Company's ordinary shares at an exercise price of $0.45 per share. Mivtach also agreed to waive its rights to exercise at least 3,000,000 ordinary shares issuable under the Mivtach Agreement, agreeing to exercise no more than 1,000,000 ordinary shares issuable under the Amendment Agreement, which warrants expired on February 21, 2008. Following consummation the Amendment Agreement M.S.N.D, has become a holder of more than 25% of the Company's issued and outstanding share capital.

M.S.N.D. also completed the purchase of 2,939,192 of the Company's ordinary shares from three of the founders of ScanMaster, in accordance with the provisions of a share purchase agreement.

During September 2008, M.S.N.D. transferred the right to exercise 1,380,000 ordinary shares to David Gal, the Company’s former CEO.

5)
In Decmber 2009 the Company issued Mivtach Shamir Holdings Ltd. 18,664,078 ordinary shares for $0.097 per share for a total amount of  $1,810,416.This amount include convertion of Loan received from Mivtach during 2009 in an amount of $627,000.Pursuant to the transaction, Mivtach was also issued warrants to purchase 9,332,039 of the Company's ordinary shares at an exercise price per share  of $0.139, exercisable for a period of 4 years.

b.	Share option plans:

1)	The plans:

(a)
In February 1996, the Company’s board of directors adopted the Company’s Employee Share Option Plan (1996) (hereafter – The 1996 Plan). Under the 1996 plan, 565,720 options can be granted to directors, employees and consultants of the Company and its subsidiaries.  Each option can be exercised into one ordinary share of the Company.

The 1996 plan was valid for ten years and expired in  February 2006, except for option awards outstanding on that date.

Under the 1996 Plan, options usually vest as follows: 50% - two years after the effective date of grant; 75% - after three years; and 100% - after four years.

(b)
In April 2000, the board of directors of the Company adopted the Employee Share Option Plan (2000) (hereafter – The 2000 Plan).

Under the 2000 plan, options to purchase an aggregate of 4,500,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2000 plan, options usually vest over a period of three or four years from the date of grant, in equal parts each year.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -    SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

The 2000 Plan is valid for ten years and will expire on April 3, 2010, except for options outstanding on that date.

(c)
In November 2003, the Board of Directors of the Company adopted the Employee Share Option Plan (2003) (hereafter – The 2003 Plan).

Under the 2003 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2003 plan, options usually vest over a period of four years from the date of grant, in equal parts each year.

The 2003 Plan is valid for ten years and will expire on November 30, 2013, except for options outstanding on that date.

(d)
In March 2006, the Board of Directors of the Company adopted the Employee Share Option Plan (2006) (hereafter – The 2006 Plan).

Under the 2006 plan, options to purchase an aggregate of 2,000,000 ordinary shares are available to be awarded to employees, directors or consultants of the Company or any of its subsidiaries.

Under the 2006 plan, options usually exercisable over a period up to ten years following the date of grant, if not exercised earlier, or 6 months after termination of the employee, will generally vest as to 25-33% commencing the beginning of the second year after the grant and as to an additional 25-33% in each of the remaining years thereafter, assuming continuous employment with the Company through such periods.

The 2006 Plan is valid for ten years and will expire in March, 2016, except for options outstanding on that date.

The exercise price of options granted under the 1996, 2000 and 2003 plans is to be not less than 85% of the fair market value of the ordinary share on the date of grant.  All of the outstanding options from the 1996, 2000 and 2003 plan are to expire no later than 10 years following the date of grant.

During 2007 , 2008 and 2009 no options were exercised.

The 2000, 2003 and 2006 plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -     SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

1)
The plans (cont.):

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

2)	Options granted to employees:

(a)
 A summary of the status of the above plans in respect of options granted to employees and directors of the Company and its subsidiaries as of December 31, 2009, 2008 and 2007, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
Options outstanding at beginning of year	5,410,352	0.69	5,010,352	$0.79	4,888,686	$0.83
Changes during the year:
Granted (1)	-	-	547,500	0.34	350,000	0.42
Exercised	-	-	-	-	-	-
Forfeited	(251,250)	0.33	(147,500)	1.34	(228,334)	1.19
Options outstanding at end of year	5,159,102	0.71	5,410,352	0.69	5,010,352	0.79
Options exercisable at year end	4,646,602	0.75	4,402,102	$0.77	3,962,739	$0.85
Weighted average fair value of
options granted during the year (2)	-		$0.30		$0.35

(1)	Options granted in 2008 and 2007 were granted with exercise price that was at market value or above.

(2)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model in 2008 and 2009, with the following weighted average assumptions:

	Year ended December 31
	2008	2007
Dividend yield	0%	0%
Expected volatility	126%	140%
Risk-free interest rate	3.48%	4.15%
Expected life - in years	6.5	6

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11     -     SHAREHOLDER’ EQUITY (cont.)

b.	Share option plans (cont.):

2)	Options granted to employees (cont.):

Dividend yield - Management used an expected dividend yield based primarily on past experience applicable as of the grant date.

Expected volatility - Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company's price share to determine the standard deviation.

Risk free interest rate - The risk-free interest rate is based on the implied yield in effect at the time of each option grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods if the actual forfeiture rates differ from those initially estimated.  Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

2)	Options granted to employees (Cont.):

(b)	The following table summarizes certain information about options granted to employees and directors of the Company which were outstanding and exercisable under the above plans as of December 31, 2009:

Options outstanding			Options exercisable
		Weighted		Weighted
	Number	average	Number	average
	outstanding at	remaining	exercisable at	remaining
Exercise	December 31,	contractual	December 31,	contractual
prices	2009	life	2009	life
$		Years		Years
0.15-0.32	825,055	0.2-8.6	542,555	2.6-7.5
0.35-0.46	635,250	0.05-8.1	460,250	0.05-8
0.48-0.70	1,098,297	2.2-8	1,098,297	2.2-8
0.75-0.85	1,084,334	3.9-7.3	1,084,334	3.9-7.3
1.00-1.25	1,461,166	0-4.9	1,461,166	0-4.9
	5,159,102		4,646,602

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12     -     TAXES ON INCOME

a.	Corporate taxation in Israel

1)
The provision for current taxes of the Company and its Israeli subsidiaries was determined until 2007 in accordance to the provisions of the Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the sults for tax purposes on a real basis pursuant to changes in the CPI.

In February 2008 an amendment to the Israeli tax was approved by the Israeli parliament which determined that the validity of the Adjustments for Inflation Law would end in 2007, and, commencing from the 2008, the provisions of the law would no longer apply, except for transitional provisions intended to avoid distortions in the tax computations. In accordance with the amendment, from the tax year of 2008 and thereafter, the adjustment of income for tax purposes to a real measurement basis will no longer be calculated.

2)
Tax rates

The income of the Company and ScanMaster Ltd. (other than income from ”approved enterprises”, see b. below) are taxed at the regular rate. Corporate tax rate applicable to companies in Israel in 2009 is 26% which will decrease gradually to 18% in 2016.

b)
Non Israeli subsidiaries

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence.  The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 39%.

Company incorporated in tne Netherlands – tax rate of 20%.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12     -      TAXES ON INCOME (cont.)

b.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law)

Under the law, by virtue of the “approved enterprise” status granted to investments in certain assets the Company and ScanMaster Ltd. are entitled to various tax benefits.

1)	The main tax benefits available to the Company and ScanMaster Ltd. are:

(a)	Reduced tax rates:

(i)
The Company

Tax exemption during the period of benefits – 10 years – commencing in the first year in which the Company earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

The Company has four approved enterprises; the benefit periods commenced in 1994, 1995, 1997 and 2004, respectively.

The periods of benefits for the first, second and third approved enterprise expired in 2003, 2004 and 2006, respectively.

In the event of distribution of cash dividends from income, which was tax exempt as above, the Company would have to pay 25% tax in respect of the amount distributed.  The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution.

(ii)
ScanMaster Ltd.

Tax exemption during the period of benefits – 7 years – commencing in the first year in which ScanMaster earns taxable income from the approved enterprises (provided that the maximum period to which it is restricted by the law has not elapsed).

Tax exemption on income from approved enterprises in respect of which ScanMaster have elected the “alternative benefits” (involving waiver of investment grants); the length of the exemption period is four years, after which the income from these enterprises is taxable at the rate of 25% for three years.

ScanMaster Ltd. has three approved enterprises; the benefit periods in respect of the first and second enterprises commenced in 1994 and 1997, respectively.

The period of tax benefits in respect of the first approved enterprise has expired.

The period of tax benefits in respect of the second approved enterprise expired in 2008.  The third approved enterprise has not yet been activated.

In March 2004  ScanMaster Ltd. received a warning from the Investment Center that the instrument of approval of the second approved enterprise might be cancelled.  ScanMaster Ltd. plans to appeal the Investment Center’s decision in the near  future.  ScanMaster Ltd. has not utilized its tax benefits in respect of this enterprise.  In case that the said approved enterprise will be cancelled, the Company estimates that it will not be required to be subject to penalties.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12     -      TAXES ON INCOME (cont.)

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter – the law) (cont.)

(b)	Accelerated depreciation The Company is entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

(c)
Conditions for entitlement of the benefits

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published there under and the certificate of approval for the specific investments in approved enterprises.  In the event of failure to comply with these conditions, the benefits may be canceled, and ScanMaster Ltd. and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

In the event of distribution of cash dividends out of income, which was tax exempt as above, the companies would have to pay the 25% tax in respect of the amount distributed.  For this purpose, the amount distributed includes the amount of the tax that applies as a result of the distribution.

                      c.   Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and ScanMaster Ltd. are “industrial companies” as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, amortization of patents and certain other intangible property, and the right to claim public issuance expenses.

                      d.   Reconciliation of Income Taxes

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual expense:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Loss before taxes on income	(7,673)	(7,482)	(1,339)
Theoretical tax benefit on the above amount	(1,995)	(2,020)	(388)
Increase in taxes in respect of tax losses
incurred in the reported year for which
deferred taxes were not recorded (see f. below)	1,995	2,020	388
Other	4	11	3
Actual tax expense	4	11	3

Taxes on income included in the statement of operations relate to Company’s subsidiaries.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12     -      TAXES ON INCOME (cont.)

e.	Deferred Taxes

1)	The Company has approximately $ 51 million unutilized carryforward tax losses from prior years. Therefore, no current tax liability has been provided in 2009 and 2008.

Virtually all the Company’s temporary differences are in respect of carryforward tax losses.  Accordingly, no deferred tax assets have been included in these financial statements in respect of the Company’s carryforward tax losses.

2)
ScanMaster has unutilized carryforward tax losses from prior years, exceeding other temporary differences. Valuation allowance has been provided in full, for all deferred taxes relating to the above tax losses and temporary differences; Accordingly no tax benefits have been included in these financial statements, as follows:

	December 31, 2009	December 31, 2008
	$ in thousands	$ in thousands
Provision for vacation pay	87	90
Accrued severance pay	76	91
Carryforward tax losses	859	1,139
Research and development costs	373	653
Less – valuation allowance	(1,395)	(1,973)
	-	-
The deferred taxes are computed at the average tax rate of 20% - 25%.

f.	Carryforward tax losses Carryforward tax losses of the Company and its subsidiaries aggregate approximately $ 55 million at December 31, 2009.

g.	Tax assessments The tax assessments of the Company and ScanMaster Ltd. through the tax year 2003 are deemed final.

NOTE 13     -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	General

      The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates.

b.
Fair value of financial instruments

The fair value of financial instruments included in working capital is usually identical or close to their carrying amount.  The fair value of long-term receivables also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - LIABILITIES SECURED BY PLEDGES AND RESTRICTION PLACED IN RESPECT OF LIABILITIES

a.
The Group has registered fixed charge on  bank deposits in favor of  certain banks.  The bank deposits are used to secure a credit line granted to the Company by the banks, and as collateral for guarantees provided to its customers (see Note 2q).

As of December 31, 2009, the bank deposits amount to $ 1,030 thousands, out of which $ 132 thousands are linked to the dollar and $ 898 thousands are linked to the Euro; The deposits are for a period of one Month.

b.	The Company and Scanmaster have registered floating charges on all of their assets in favor of banks (see Notes 9, 15c).

NOTE 15     -      SUPPLEMENTARY INFORMATION:

a.	Accounts receivable

December 31
2009	2008
$ in thousands

1) Trade – allowance for doubtful accounts:
Balance at beginning of year	685	677
Charged to statement of operations	253	8
Write-off of uncollectible amounts	-	-
Balance at end of year	938	685

2) Other:
Employees	28	36
Prepaid expenses	289	118
Israeli Government departments and agencies	147	362
Receivables from selling the Yuravision	-	100
	464	616

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15     -      SUPPLEMENTARY INFORMATION (Cont.)

b.	Accounts payable and accruals – other:

	December 31
	2009	2008
	$ in thousands
Employees and employee institutions	764	732
Israeli Government departments and agencies	1,004	918
Provision for vacation and recreation pay	464	550
Provision for product warranty	194	255
Liability for commissions to agents	286	287
Accrued expenses and sundry	500	574
	3,212	3,316

c.	Credit from banks

Composed as follows:

	% interest rate	December 31
	as of	2009	2008
	December 31, 2009	$ in thousands
Unlinked credit from bank		-	408
Short-term loans from banks:
Linked to the dollar	2.5	225	4,444
Linked to the Euro		689	1,536
		914	6,388

In 2003, the Company entered into agreements for bank credit facilities, pursuant to which the Company may, from time to time, borrow an aggregate amount of up to $ 3,930,000. As of December 31, 2008 the Company uses $ 3,916,000 of the said credit; to secure the credit facilities, the Company registered a first ranking floating charge on all of the Company's assets and all the assets of ScanMaster and a floating fixed charge on certain bank deposits in favor of the said banks (see Note 14). In May 2010, The Company entered into new agreements for bank credit facilities (see Note 19).

d.	Cost of revenues
	Year ended December 31
	2009	2008	2007
	$ in thousands
Industrial operations:
Materials consumed	5,348	7,787	5,533
Payroll and related expenses	1,520	3,120	2,776
Subcontracted work	292	519	247
Depreciation and amortization	2,197	571	579
Other production expenses	1,440	2,311	1,873
Royalties (see Note 10a)	75	241	300
	10,872	14,549	11,308

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15     -      SUPPLEMENTARY INFORMATION (cont.):

e.	Research and development expenses:

Total expenses	3,036	4,711	3,454
Less – grants and participations (see Note 10a1)	-	(152)	(141)
	3,036	4,559	3,313

f.	Financial expenses, net

	Year ended December 31
	2009	2008	2007
	$ in thousands
Income:
Interest in respect of bank
Deposits and securities	3	26	62
Exchange differences	-	-	48
Other	-	-	-
	3	26	110
Expenses:
Interest
In respect of liability to related parties	10	4	360
In respect of credit from banks	468	537	747
Exchange differences	346	555	-
Other	6	12	84
	830	1,108	1,191
	(827)	(1,082)	(1,081)

g.	Other expenses
	Year ended December 31
	2009	2008	2007
	$ in thousands
Write off of discount on convertible loan associated with beneficial conversion feature (see note 9a.(3))	-	-	(1,047)
Other	110	(18)	(230)
	110	(18)	(1,277)

NOTE 16     -      RELATED PARTIES

	2009	2008	2007
	$ in thousands
Marketing and selling	174	250	120
General and administrative	138	302	278
Financing expenses on long-term loan
granted by shareholders - see Note 9a.	10	4	360
Other expenses	-	30	1,047

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17     -      BUSINESS AND GEOGRAPHICAL SEGMENTS

a.	General information:

1)	Factors management used to identify the enterprise’s reportable segments

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business requires different technology and marketing strategies.  Most of the businesses were acquired as a unit, and the management at the time of the acquisition was retained.

2)	Description of the types of products and services from which each reportable segment derives its revenues

Due to the acquisition in 2004, the internal organizational structure changed; consequently, the company has two reportable segments:

(a)	Automatic Vision Inspection segment - design, develop, manufacture and marketing automatic vision inspection and quality monitoring systems, and rendering services related to those systems.

(b)
Non-destructive Automated Inspection segment - develop, manufacture and market equipment for the ultrasonic inspection of industrial parts and components for the automotive and transportation industries, the metal industry as well as applications for aircraft and jet engine inspection.

Prior to June 2004, the Company operated only in one segment - the Automatic Vision Inspection segment.

b.	Information about reported segment income or loss and assets:

Measurement of segment income or loss and segment assets

The accounting policies of the segments are the same as those described in the significant accounting policies.  The Company evaluates performance based on profit or loss from operations before income taxes, not including non-recurring gains and losses and foreign exchange gains and losses.

The Company accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is - at current market prices.

	Automatic Vision Inspection	Non- Destructive Automated Inspection	Total
	$ in thousands

Year ended December 31, 2009:
Revenues from unaffiliated customers	2,244	10,357	12,601
Total Consolidated revenues			12,601
Segment Operating loss	(2,327)	(4,663)	(6,990)
Unallocated corporate expenses			34
Operating loss			(6,956)
Segment assets	2,417	7,206	9,623
Other unallocated amounts			6
Consolidated assets at the year end			9,629
Expenditures for segment assets	-	79	79
Total depreciation and amortization	373	3,788	4,162

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17     -     BUSINESS AND GEOGRAPHICAL SEGMENTS (cont.)

c.	Geographic information

1)	The Company’s revenues by geographic areas (based on locaton of customers) are as follows:

	2009	2008	2007
	$ in thousands
U.S.A.	2,710	6,758	6,341
Europe	6,370	10,189	7,756
Other (mainly Japan and China)	3,521	5,153	7,766
	12,601	22,100	21,863

2)	The Company’s long-lived assets by gegraphic areas are as follows:

	2009	2008
	$ in thousands
Israel	906	4,935
U.S.A.	27	30
	933	4,965

NOTE 18 - GOODWILL

As part of the acquisition of ScanMaster, the Company recognized goodwill of approximately $3.6 million relating to the Non-destructive automated inspection division.  During 2008, the Company assessed the value of the Non-destructive automated inspection division and determined that based on the general current financial condition and the specific state of this division it would be appropriate to write-off approximately $2 million of the value of the goodwill acquired in the ScanMaster acquisition. In 2009 the Group and specifically the non-destructive segment experienced significant difficulties in sales and incurred heavy losses which led the Company to evaluate the goodwill and other intangible associated with the non destructive segment. The Company assessed the value of the Non-destructive automated inspection segment using expected cash flows, and determined that write off the remaining Goodwill and other intangibles assets.

As a result of a purchase price adjustment, relating to the acquisition of Panoptes, the Company recognized goodwill of approximately $0.2 million during 2008.

ELBIT VISION SYSTEMS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - SUBSEQUENT EVENTS

a.During May 2010, the Company signed new agreements with Bank Le'umi Le'Israel BM and Bank Hapoalim BM (the "Banks"), for the restructuring of its bank debt. Pursuant to the agreements with the Banks, the Banks will forgive approximately $2.4M of debt from the Company and its subsidiary ScanMaster Systems (IRT) Ltd. ("ScanMaster Ltd."), and have agreed to the repayment of by the Company $1M over 5 years and a further $600K over 10 years.

b.The Copmany sold its Subsidiary Scanmaster Systems (IRT) Ltd. and the  Assets and Liablity of IRT Scanmaster systems Inc. to a group of purchasers led by David Gal, the former CEO and Chairman of the Board of EVS, and Ofer Sela, the Company's former EVP, R&D Operations.  In connection with the sale of Scan, the purchasers paid 250K in Cash and undertake to repay the Company the sum of $675K in satisfaction of all remaining debts, over a period of 10 years in equal quarterly installments with interest at the US Dollar annual LIBOR rate starting January 1, 2011. If ScanMaster Ltd. fails to engage in any projects for the inspection of rail tracks for a period of two years, EVS will forgive all remaining balance of the $675K debt up to a maximum of $450K. In conection to the sale of ScanMaster Ltd. the Company agreed with the lessor to evacute the premise as of June,15, 2010.The Company lease new  facility in Ceasrea.

c. Mivtach also loaned us an aggregate of approximately $850,000 during the first quarter of 2010, and the Company have entered into an agreement with Mivtach pursuant to which the Company will repay the loan over five years in equal quarterly installments, plus interest at the US Dollar annual LIBOR rate.